1275 Pennsylvania Avenue, NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK TALLAHASSEE WASHINGTON DC

June 25, 2009

VIA CORRESPONDENCE FILING

Christian T. Sandoe, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Javelin Exchange-Traded Trust
Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A

File Nos. 811-22125 and 333-156024

Dear Mr. Sandoe:

On behalf of Javelin Exchange-Traded Trust (the “Registrant”) and the JETS Dow Jones Islamic Market International Index Fund (the “Fund”), we hereby note that the Shari’ah Supervisory Board (the “SSB”) which is discussed in the Prospectus contained in Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) will provide certain services to the Fund.  A determination of whether or not these services, which are described in the Prospectus, would cause the SSB to meet the definition of investment adviser under Section 202(a)(11) of the Investment Advisers Act of 1940, as amended, or Section 2(a)(20) of the Investment Company Act of 1940, as amended (the “1940 Act”), or require the Board of Trustees of the Registrant to approve an investment advisory agreement between the SSB and the Fund (or its investment adviser) pursuant to Section 15(a) of the 1940 Act, requires an analysis of the facts and circumstances of the proposed activities of the SSB.  The Registrant understands that the Securities and Exchange Commission (“Commission”) and the staff have not made this determination.  The Registrant further understands that neither the Commission’s and the staff’s review of the Registration Statement nor the Commission’s act to accelerate and declare Pre-Effective Amendment Number 2 to the Registration Statement effective would signify or imply that the Commission and the staff have made such a determination.

Christian T. Sandoe, Esq.

June 25, 2009

The Registrant acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions regarding this letter, please call the undersigned at (202) 383-0509.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:

Brinton W. Frith

Javelin Investment Management, LLC